BEST AVAILABLE COPY

[redacted]

05010444

www.[illegible]

Date
9 August 2005

RECEIVED
2005 AUG 15 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Strictly private and confidential

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Michael Page International plc (SEC file no. 82-5162) – Update to Rule 12g3-2(b) exemption

Dear Ms. Cascio:

Michael Page International plc (the "**Company**") is a public company incorporated under the laws of the United Kingdom that is exempt from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") pursuant to Rule 12g3-2(b) of the Exchange Act (the "**Rule**"). The Company's exemption under the Rule was granted in March 2001 and its SEC File Number is 82-5162.

In its application for an exemption under the Rule, the Company agreed to furnish to the SEC pursuant to subparagraph (b)(1)(iv) of the Rule a revised list of any information the Company is required to (A) make public as a public limited company under the laws of England and Wales, (B) file with the London Stock Exchange pursuant to the requirements of the United Kingdom Listing Authority ("**UKLA**"), and which will be made public by such exchange or (C) distribute to its security holders. Such revised list is also to provide information stating when and by whom it is required to be made public, filed with the London Stock Exchange or distributed to security holders.

Please find attached hereto as Annex 1 a revised set of the original Appendices B and C furnished to the SEC in the Company's original application for an exemption under the Rule, dated 28 February 2001. The Appendices in Annex 1 reflect all changes to the UK regulatory regime since the end of the Company's last fiscal year, and in particular the new Prospectus Directive and Listing Review which came into effect on 1 July 2005 pursuant to the Financial Services and Markets Act.

Please find attached hereto as Annex 2 for your convenience a blacklined version of Annex 1, highlighting all changes to the original Appendices B and C.

Representatives of the Company have informed us that the Company will continue to furnish to the SEC on an ongoing basis the information required by subparagraph (b)(1)(iii) of the Rule, updated in light of the above described changes.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Kindly acknowledge receipt by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

SC PROCESSED AUG 18 2005

DD 8/16

Yours sincerely,

Jeff Hendrickson
U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Jeremy Tatham
Alex Kay
Alex Bafi

w/enc

ANNEX 1

REVISED APPENDICES

APPENDIX B

INFORMATION REQUIRED TO BE MADE PUBLIC FOR A PUBLIC LIMITED COMPANY UNDER THE LAWS OF ENGLAND AND WALES

Document/Event	**Persons to be informed and Timescale**
Memorandum of Association	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10). Following an alteration to the Memorandum, a printed copy of the altered Memorandum and the special resolution making the change must be filed with the Registrar of Companies: • in the case of any amendment to the objects clause, within 15 days of the end of the 21 day period after the amendment has been made during which time an application to the court to cancel this amendment can be made (Companies Act s.6); • in the case of any amendment to any other clause (name, registered office, liability of members, authorised share capital) within 15 days (Companies Act s.18).
Articles of Association	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10). Following an alteration to the Articles, a printed copy of the altered Articles and the special resolution making the change must be filed with the Registrar of Companies within 15 days (Companies Act s.18).
Details of registered office, the directors and secretary of the Company (Form 10)	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10).
Statutory declaration of compliance with the registration requirements of the Companies Act (Form 12)	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.12).
Annual Accounts along with the Directors' Report, Auditor's Report and the directors' remuneration report	Copies must be: • filed with the Registrar of Companies within 7 months of the financial year end (Companies Act s.242, s.244); and • made available/distributed in full or summary form to the shareholders, debenture holders, and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of these documents are to be laid (Companies Act s.238).
Annual Return (Form 363)	Must be delivered to the Registrar of Companies within

Document/Event	Persons to be informed and Timescale
	28 days after the date to which it is made up, which will either be a date no later than the anniversary of the Company's incorporation date or the anniversary of the date to which the last return was made up (Companies Act s.363).
Change of Registered Office (Form 287)	Notice must be given to the Registrar of Companies (no prescribed limit). Until 14 days after the change is registered, a third party may rely on the previous address (Companies Act s. 287).
Change of Name (Companies Act s.28)	A copy of the resolution making the change must be sent to the Registrar of Companies within 15 days (Companies Act s.380); A printed copy of the Memorandum showing the change must also be delivered to the Registrar of Companies within 15 days (Companies Act s.18).
Change of or change in particulars of Directors and Company Secretary (Form 288)	Notice must be given: • to the Registrar of Companies, within 14 days of such change (Companies Act s.288); and • without delay, and no later than by the end of the business day following the decision or receipt of notice about the change by the Company, to the UKLA (Listing Rule 16.7).
Change in Accounting Reference Date (Form 225)	Notice must be given to the Registrar of Companies, prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date (Companies Act s. 225).
Creation of charges over some/all of the Company's assets or acquisition of property subject to a charge (Form 395)	Notice must be given to the Registrar of Companies within 21 days of creation or acquisition (Companies Act s.395).
Allotment of shares or securities (Form 88)	Notice must be given to the Registrar of Companies within one month of the allotment (Companies Act s.88).
Consolidation, sub-division, conversion into stock, redemption or cancellation by the Company of its shares (Form 122)	Notice must be given to the Registrar of Companies within one month (Companies Act s.122).

Document/Event	Persons to be informed and Timescale
Increase in authorised share capital (Form 123)	Notice must be given to the Registrar of Companies within 15 days of the passing of the resolution. A printed copy of the resolution and of the amended Memorandum also need to be sent (Companies Act s.123).
Details of the Company's purchase of its own shares (other than for holding in treasury) (Form 169)	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased (and subsequently cancelled rather than being held in treasury) by the Company are delivered to it, including details of the aggregate amount paid by the Company and the maximum and minimum price per share (Companies Act s.169).
Details of shares purchased for holding in treasury (Form 169(1B))	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased by the Company are delivered to it to be held in treasury, including details of the aggregate amount paid by the Company and the minimum and maximum price per share (Companies Act s.169).
Details of shares cancelled, sold or transferred from treasury (Form 169A(2))	Notice must be given to the Registrar of Companies of the cancellation, or sale or transfer for the purposes of or pursuant to an employees' share scheme of any shares held in treasury within 28 days of such cancellation or disposal (Companies Act s.169A).
Directors' service contracts	Notice must be given to the Registrar of Companies as to where the contracts are kept (Companies Act s. 318).
Change of auditors	Notice must be given to the Registrar of Companies within 14 days of the change (Companies Act s. 391, s.392).
Variation of rights attached to shares or registration of newly created class rights	Notice must be given to the Registrar of Companies within one month of the variation or creation (Companies Act s.128).
The following Resolutions of the Company: All Special Resolutions All Extraordinary Resolutions Ordinary Resolutions giving the directors authority to allot shares (Companies Act s.80) Ordinary Resolutions to increase the authorised share capital (Companies Act s.121) Ordinary Resolutions to make market purchases of the Company's shares (Companies Act s.166). All Written Resolutions, where written resolution procedure used in lieu of any of the above	A copy must be filed with the Registrar of Companies within 15 days of being passed (Companies Act s.380).

APPENDIX C

UK LISTING AUTHORITY REQUIREMENTS[1]

Document/Notification	Persons to be informed and Timescale
FINANCIAL STATEMENTS	
Preliminary statement of annual results	Regulatory Information Service: As soon as possible after Board approval (Listing Rule 9.7.2 (1)) The results must be published as soon as possible after Board approval and no later than 120 days after the end of period to which it relates (Listing Rule 9.7.1)
Half-yearly Report	Regulatory Information Service: As soon as possible after Board approval (Listing Rule 9.9.4) The report must be published and either: (i) sent to holders of the company's listed securities; or (ii) inserted as a paid advertisement in at least one national newspaper as soon as possible after Board approval and within 90 days of the end of the period to which it relates (Listing Rules 9.9.5 and 9.9.3)
Annual Report and Accounts	Registrar of Companies: Within seven months (see Annex A) Must be published as soon as possible after Board approval and within six months of the end of the financial period to which they relate (Listing Rule 9.8.1) To members of the Company: twenty-one days prior to the Company's Annual General Meeting ("AGM") (Companies Act s.238)
Accounting reference date (change of)	Regulatory Information Service: As soon as possible (Listing Rule 9.6.20) Registrar of Companies: Prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date (Companies Act s.225(5))
DOCUMENTS	
Circulars and resolutions	Two copies of all circulars and resolutions must be forwarded to the FSA, for publication through the FSA's document viewing facility, at the same time as they are issued or as soon as possible after the relevant general meeting (Listing Rules 9.6.1, 9.6.2 and 13.2.1)
SHARES AND SECURITIES	
Dealings by directors and persons discharging managerial responsibilities	Regulatory Information Service: As soon as possible following receipt of a notification to the company from: (i) persons discharging managerial responsibilities (who are under an obligation to advise the company of dealings

[1] On 1 July 2005 the new Listing Rules came into effect. In the old rules the regulator was described as the "UK Listing Authority", which is part of the Financial Services Authority. In the new rules the regulator is described as the "Financial Services Authority", but it is stated that the Financial Services Authority may use the name the "UK Listing Authority" when carrying out its function as the competent authority for listing in the UK.

Document/Notification	Persons to be informed and Timescale
	within four business days under the Listing Rules); or (ii) directors, in relation to information notified by them to the company under Sections 324-328 of the Companies Act 1985 (the director is under an obligation to advise the Company within five business days) and in any event by no later than the end of the business day following the receipt of the information by the company (Disclosure Rule 3.1.4)
Notification of (i) decision to submit to shareholders a proposal to purchase the Company's own equity securities (other than the renewal of an existing authority) and (ii) outcome of shareholders' meeting to decide on the proposal	Regulatory Information Service: As soon as possible, in each case (Listing Rules 12.4.4 (1) and 12.4.5 respectively)
Purchase of the Company's own equity securities	Regulatory Information Service: As soon as possible and in any event no later than 7.30 am on the business day following the calendar day on which the purchase occurred (Listing Rule 12.4.6) The notification must include the date of purchase and the number of equity shares purchased and the purchase price for each of the highest and lowest price paid. The notification must also include a statement as to what number of the shares were purchased for cancellation and what number were purchased in order to be held as treasury shares. Where the shares purchased are to be held as treasury shares, the notification should include a statement of the total number of treasury shares of each class held by the Company following the purchase and non-cancellation of such equity shares, and the number of shares of each class that the Company has in issue less the total number of treasury shares of each class held by the Company following the purchase and non-cancellation of such equity shares (Listing Rule 12.4.6)
Purchase of the Company's own listed securities other than equity securities (where in aggregate 10% of the initial amount of the relevant class of securities has been purchased, redeemed or cancelled, and for each 5% in aggregate of the initial amount of that class acquired thereafter)	Regulatory Information Service: The decision to purchase must be notified (no time limit specified) unless the purchase will consist of individual transactions made in accordance with the terms of issue of the relevant securities (Listing Rule 12.5.1 (2)) Regulatory Information Service: As soon as possible and no later than 7.30 am on the business day following the calendar day on which the relevant threshold is reached or exceeded (Listing Rule 12.5.2) The notification must state the amount of securities acquired, redeemed or cancelled since the last notification and whether or not the securities are to be cancelled and the number of that class of securities that remains outstanding (Listing Rule 12.5.3) The notification must also state the number of shares that were purchased or redeemed early for cancellation and the number that were purchased in order to be held as treasury shares (Listing Rule 12.5.4)
Notification of any sale for cash, transfer for the purposes of or	Regulatory Information Service: As soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day

Document/Notification	Persons to be informed and Timescale
pursuant to an employees' share scheme or cancellation of treasury shares	on which the sale, transfer or cancellation occurred (Listing Rule 12.6.4)
Notification relating to the disposal of equity shares under an exemption allowed in a lock-up arrangement or any variation in lock-up agreements disclosed in accordance with the European Prospectus Regulation or any subsequent announcement	Regulatory Information Service: As soon as possible (Listing Rules 9.6.16 and 9.6.17)
Changes to the rights attaching to any class of the Company's listed shares or to any of its listed equity securities which are convertible into equity shares	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (2))
Notification of a decision to pay or withhold a dividend or other distribution on a listed equity	Regulatory Information Service: As soon as possible after the Board has approved the decision (Listing Rule 9.7.2 (2))
ISSUE OF SECURITIES	
Proposed changes to capital structure including debt securities	Regulatory Information Service: As soon as possible except where marketing or underwriting of new issue is in progress (Listing Rule 9.6.4 (1))
Debt securities – new issue, guarantee or security related to a new issue, any change of guarantor or security, any change to the rights attaching to listed securities and any change of paying agent	Regulatory Information Service: As soon as possible (Listing Rule 17.4.1 (1) to 17.4.1 (5))
Notification of redemption of listed shares	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (3))
Basis of allotment of open offers and offers for cash to the public	Regulatory Information Service: As soon as possible (Listing Rule 9.6.5)
Results of a new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4(6)) Where securities are subject to an underwriting agreement notification may be delayed for up to two business days until the obligation by the underwriter to take or procure others to take securities is finally determined or lapses (Listing Rule 9.6.6)
Rights issue price, principal terms and results	Regulatory Information Service: As soon as possible (Listing Rules 9.5.5 (1) and 9.5.5 (2))
Rights not taken up in a rights issue – details of the sale including the date and price per share	Regulatory Information Service: As soon as possible (Listing Rule 9.5.5 (2))
Notification of the effect, if any, of further issue of further	Regulatory Information Service: As soon as possible (Listing Rule

Document/Notification	Persons to be informed and Timescale
securities on rights under options and warrants	9.6.4 (5))
Debt securities – new issue, guarantee or security related to a new issue, any change of guarantor or security, any change to the rights attaching to listed securities and any change of paying agent	Regulatory Information Service: As soon as possible (Listing Rule 17.4.1 (1) to 17.4.1 (5))
Notification of redemption of listed shares	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (3))
TRANSACTIONS	
Class 3 (where all of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are less than 5%)	Regulatory Information Service: Where the consideration for the acquisition includes the issue of securities for which listing will be sought, as soon as possible after the terms of the class 3 transaction are agreed (Listing Rule 10.3.1 (1)) Regulatory Information Service: No later than the time of release of details to the public if the listed company agrees the terms of a class 3 transaction not involving the listing of new securities and releases any details of it to the public (Listing Rule 10.3.2 (1))
Class 2 (where any of the percentage ratios of gross assets, profits, consideration or gross capital of the target relative to the Company is equal to or greater than 5% but each is less than 25%)	Regulatory Information Service: As soon as possible after the terms of the class 2 transaction are agreed (Listing Rule 10.4.1 (1))
Class 1 (where any of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are 25% or more)	Regulatory Information Service: As soon as possible after the terms of the class 1 transaction are agreed (Listing Rule 10.5.1 (1)) and shareholder circular must be approved in advance by the FSA prior to publication (Listing Rule 13.2.1)
Prior approval of reverse take-over	Regulatory Information Service: As soon as possible after the terms of the reverse takeover transaction are agreed, and shareholder circular must be approved by the FSA prior to publication (Listing Rule 10.6.1)
MISCELLANEOUS NOTIFICATIONS	
Notifications of major interests in the share capital received by the Company in accordance with sections 198 to 208 and section 212 of the Companies Act 1985	Regulatory Information Service: As soon as possible and in any event by the end of the business day following the receipt of information by the Company (Listing Rules 9.6.7 and 9.6.8)
Notification of equivalent information for an overseas company with a primary listing	Regulatory Information Service: As soon as possible whenever it becomes available (Listing Rule 9.6.10)
Board changes (appointments,	Regulatory Information Service: As soon as possible and no later than

Document/Notification	Persons to be informed and Timescale
resignations, removals, final retirement and changes of function)	the end of the business day following the decision or receipt of notice about the change by the company (Listing Rule 9.6.11)
Directors' details in respect of a newly appointed director	Regulatory Information Service: as soon as possible following the decision to appoint the director and in any event within five business days of the decision (Listing Rule 9.6.13)
Changes in directors' details in respect of current directors	Regulatory Information Service: as soon as possible (Listing Rule 9.6.14)
Change of Company name	Regulatory Information Service and the FSA: As soon as possible (Listing Rule 9.6.19)

GENERAL OBLIGATION OF DISCLOSURE
The Company must notify a Regulatory Information Service (operated by the London Stock Exchange and by certain authorized providers) of any "inside information" which directly concerns the company unless delay is permitted under Disclosure Rule 2.5.1.[2] (1) Disclosure must be made as soon as possible (Disclosure Rules 2.2.1 and 2.2.9) (2) Information announced via an RIS must also be available on the company's internet site by the close of the business day following the day of the RIS announcement (Disclosure Rule 2.3.2) Inside information is information of a precise nature which: • is not generally available; • relates, directly or indirectly, to one or more issuers of the qualifying investments or to one or more of the qualifying investments; and • would, if generally available, be likely to have a significant effect on the price of the qualifying investments or on related investments

[2] Disclosure Rule 2.5.1 provides for the delaying of public disclosure of inside information where a company has a legitimate interest in doing so. The inside information must be kept confidential and its non-disclosure must not be likely to mislead the public. One such example is where negotiations are in course and the pattern of those negotiations would likely be affected by early public disclosure.

ANNEX 2

CHANGES TO ORIGINAL APPENDICES, HIGHLIGHTED FOR REFERENCE

APPENDIX B

INFORMATION REQUIRED TO BE MADE PUBLIC FOR A PUBLIC LIMITED COMPANY UNDER THE LAWS OF ENGLAND AND WALES

Document/Event	**Persons to be informed and Timescale**
Memorandum of Association	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10). Following an alteration to the Memorandum, a printed copy of the altered Memorandum and the special resolution making the change must be filed with the Registrar of Companies: • in the case of any amendment to the objects clause, within 15 days of the end of the 21 day period after the amendment has been made during which time an application to the court to cancel this amendment can be made (Companies Act s.6); • in the case of any amendment to any other clause (name, registered office, liability of members, authorised share capital) within 15 days (Companies Act s.18).
~~Memorandum and~~ Articles of Association ~~— attached~~	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10). ~~o upon incorporation of the Company, and~~ ~~o within 15 days of any amendment.~~Following an alteration to the Articles, a printed copy of the altered Articles and the special resolution making the change must be filed with the Registrar of Companies within 15 days (Companies Act s.18).
Details of registered office, the directors and secretary of the Company (Form 10)	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.10).
Statutory declaration of compliance with the registration requirements of the Companies Act (Form 12)	Must be filed with the Registrar of Companies upon incorporation of the Company (Companies Act s.12).
Annual Accounts along with the Directors' Report, Auditor's Report and ~~Annual Report~~the directors' remuneration report	~~Must~~Copies must be: - filed with the Registrar of Companies~~,~~ within 7 months of the financial year end (Companies Act s.242, s.244); and - made available/distributed in full or summary form to the shareholders, debenture holders, and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at

Document/Event	Persons to be informed and Timescale
	which copies of these documents are to be laid (Companies Act s.238).
Annual Return (Form 363)	Must be delivered to the Registrar of Companies within 28 days ~~of~~after the date to which it is made up, which will either be a date no later than the anniversary of the ~~date~~Company's incorporation date or the anniversary of the date to which the last return was ~~delivered to the Registrar of Companies or the anniversary of the Company's incorporation date~~made up (Companies Act s.363).
Change of Registered Office (Form 287)	Notice must be given to the Registrar of Companies ~~within 14 days of the resolution approving the change being passed.~~ (no prescribed limit). Until 14 days after the change is registered, a third party may rely on the previous address (Companies Act s. 287).
Change of Name (Companies Act s.28)	~~Notice~~A copy of the resolution making the change must be ~~given~~sent to ~~the~~ the Registrar of Companies within 15 days ~~of the change.~~(Companies Act s.380); A printed copy of the Memorandum showing the change must also be delivered to the Registrar of Companies within 15 days (Companies Act s.18).
Change of or change in particulars of ~~directors~~Directors and ~~company secretary~~Company Secretary (Form 288)	Notice must be given: 1. to the Registrar of Companies, within 14 days of such change (Companies Act s.288); and 2. without delay ~~to the UKLA.~~ , and no later than by the end of the business day following the decision or receipt of notice about the change by the Company, to the UKLA (Listing Rule 16.7).
Change in Accounting Reference Date (Form 225)	~~Must~~Notice must be ~~notified~~given to the Registrar of Companies ~~on the prescribed form~~, prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date (Companies Act s. 225).
Creation of charges over some/all of the Company's assets or acquisition of property subject to a charge (Form 395)	~~Must~~Notice must be ~~notified~~given to the Registrar of Companies within 21 days of creation or acquisition (Companies Act s.395).
Allotment of shares or securities (Form 88)	~~Notification~~Notice must be given to the Registrar of Companies within one month of the allotment (Companies Act s. 88).
Consolidation, sub-division, conversion into stock, redemption or cancellation by the Company of its shares (Form 122)	~~Notification~~Notice must be given to the Registrar of Companies within ~~28 days~~one month (Companies Act s.122).

Document/Event	Persons to be informed and Timescale
General meetings with explanatory circularsIncrease in authorised share capital (Form 123)	Notice must be filed withgiven to the Registrar of Companies and distributed to shareholders: ○ 21 days before the Annual General Meeting or meetings where it is intended to propose a special resolution, and ○ 14 days before other General Meetings.within 15 days of the passing of the resolution. A printed copy of the resolution and of the amended Memorandum also need to be sent (Companies Act s.123).
Details of the Company's purchase of its own shares (other than for holding in treasury) (Form 169)	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased (and subsequently cancelled rather than being held in treasury) by the Company are delivered to it, including details of the aggregate amount paid by the Company and the maximum and minimum price per share (Companies Act s.169).
Details of shares purchased for holding in treasury (Form 169(1B))	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased by the Company are delivered to it to be held in treasury, including details of the aggregate amount paid by the Company and the minimum and maximum price per share (Companies Act s.169).
Details of shares cancelled, sold or transferred from treasury (Form 169A(2))	Notice must be given to the Registrar of Companies of the cancellation, or sale or transfer for the purposes of or pursuant to an employees' share scheme of any shares held in treasury within 28 days of such cancellation or disposal (Companies Act s.169A).
Directors' service contracts	Notice must be given to the Registrar of Companies as to where the contracts are kept (Companies Act s. 318).
Change of auditors	Notice must be given to the Registrar of Companies within 14 days of the change (Companies Act s. 391, s.392).
Variation of rights attached to shares or registration of newly created class rights	Notice must be given to the Registrar of Companies within one month of the variation or creation (Companies Act s.128).
The following Resolutions of the Company: (I) All Special Resolutions (II) All Extraordinary Resolutions ○ All Elective Resolutions (III) Ordinary Resolutions giving the directors authority to allot shares (Companies Act s.80) (IV) Ordinary Resolutions to	ToA copy must be filed with the Registrar of Companies within 15 days of being passed (Companies Act s.380).

Document/Event	Persons to be informed and Timescale
increase the authorised share capital (Companies Act s.121) (V) Ordinary Resolutions ~~revoking Elective Resolutions~~to make market purchases of the Company's shares (Companies Act s.166). (VI) All Written Resolutions, where written resolution procedure used in lieu of any of the above	

APPENDIX C

UK LISTING AUTHORITY REQUIREMENTS[1]

Document/Notification	Persons to be informed and Timescale
FINANCIAL STATEMENTS	
Preliminary statement of annual results	~~Without delay~~Regulatory Information Service: As soon as possible after Board approval (Listing Rule 9.7.2 (1)) The results must be published as soon as possible after Board approval and no later than ~~either:~~ ~~o 120 days after the period under review~~120 days after the end of period to which it relates (Listing Rule 9.7.1)
~~Summary financial statements~~	~~At the time of issue to shareholders~~
~~Interim~~Half-yearly Report	~~Without delay~~Regulatory Information Service: As soon as possible after Board approval ~~and no later than either:~~(Listing Rule 9.9.4) The report must be published and either: (iii) sent to holders of the company's listed securities; or (iv) inserted as a paid advertisement in at least one national newspaper ~~o~~as soon as possible after Board approval and within 90 days ~~after~~of the end of the period ~~under review~~to which it relates (Listing Rules 9.9.5 and 9.9.3)
Annual Report and Accounts	~~Without delay~~Registrar of Companies: Within seven months (see Annex A) Must be published as soon as possible after Board approval and within six months ~~after the period under review~~of the end of the financial period to which they relate (Listing Rule 9.8.1) To members of the Company: twenty-one days prior to the Company's Annual General Meeting ("AGM") (Companies Act s.238)
Accounting reference date (change of)	~~Without delay~~Regulatory Information Service: As soon as possible (Listing Rule 9.6.20) Registrar of Companies: Prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date (Companies Act s.225(5))
~~**DOCUMENTS**~~	
~~Documents not requiring prior approval~~	~~Effective date of document~~
~~Circulars~~	~~Effective date of document~~
~~Circulars – overseas~~	~~Send by airmail at the same time as they are issued~~

[1] On 1 July 2005 the new Listing Rules came into effect. In the old rules the regulator was described as the "UK Listing Authority", which is part of the Financial Services Authority. In the new rules the regulator is described as the "Financial Services Authority", but it is stated that the Financial Services Authority may use the name the "UK Listing Authority" when carrying out its function as the competent authority for listing in the UK.

Document/Notification	Persons to be informed and Timescale
companiesDOCUMENTS	
Announcement of price sensitive informationCirculars and resolutions	Without delayTwo copies of all circulars and resolutions must be forwarded to the FSA, for publication through the FSA's document viewing facility, at the same time as they are issued or as soon as possible after the relevant general meeting (Listing Rules 9.6.1, 9.6.2 and 13.2.1)
SHARES AND SECURITIES	
Dealings by directors and persons discharging managerial responsibilities	Regulatory Information Service: As soon as possible following receipt of a notification to the company from: (iii) persons discharging managerial responsibilities (who are under an obligation to advise the company of dealings within four business days under the Listing Rules); or (iv) directors, in relation to information notified by them to the company under Sections 324-328 of the Companies Act 1985 (the director is under an obligation to advise the Company within five business days) and in any event by no later than the end of the business day following the receipt of the information by the company (Disclosure Rule 3.1.4)
Directors DealingsNotification of (i) decision to submit to shareholders a proposal to purchase the Company's own equity securities (other than the renewal of an existing authority) and (ii) outcome of shareholders' meeting to decide on the proposal	Regulatory Information Service: As soon as possible, in each case (i) — Director to advise company within 5 days (ii) Company to notify Company Announcements Office (CAO) no later than the end of the business day following receipt of information from directorListing Rules 12.4.4 (1) and 12.4.5 respectively)
Purchase of ourthe Company's own equity securities	Without delay andRegulatory Information Service: As soon as possible and in any event no later than 7.30 am on the business day following the dealingcalendar day on which the purchase occurred (Listing Rule 12.4.6) The notification must include the date of purchase and the number of equity shares purchased and the purchase price for each of the highest and lowest price paid. The notification must also include a statement as to what number of the shares were purchased for cancellation and what number were purchased in order to be held as treasury shares. Where the shares purchased are to be held as treasury shares, where applicablethe notification should include a statement of the total number of treasury shares of each class held by the Company following the purchase and non-cancellation of such equity shares, and the number of shares of each class that the Company has in issue less the total number of treasury shares of each class held by the Company following the purchase and non-cancellation of such equity shares (Listing Rule 12.4.6)
Purchase of the Company's own listed securities other than equity securities (where in aggregate 10% of the initial amount of the	Regulatory Information Service: The decision to purchase must be notified (no time limit specified) unless the purchase will consist of individual transactions made in accordance with the terms of issue of

Document/Notification	Persons to be informed and Timescale
relevant class of securities has been purchased, redeemed or cancelled, and for each 5% in aggregate of the initial amount of that class acquired thereafter)	the relevant securities (Listing Rule 12.5.1 (2)) Regulatory Information Service: As soon as possible and no later than 7.30 am on the business day following the calendar day on which the relevant threshold is reached or exceeded (Listing Rule 12.5.2) The notification must state the amount of securities acquired, redeemed or cancelled since the last notification and whether or not the securities are to be cancelled and the number of that class of securities that remains outstanding (Listing Rule 12.5.3) The notification must also state the number of shares that were purchased or redeemed early for cancellation and the number that were purchased in order to be held as treasury shares (Listing Rule 12.5.4)
Notification of any sale for cash, transfer for the purposes of or pursuant to an employees' share scheme or cancellation of treasury shares	Regulatory Information Service: As soon as possible and in any event no later than 7.30 a.m. on the business day following the calendar day on which the sale, transfer or cancellation occurred (Listing Rule 12.6.4)
Purchase of own listed securities other thanNotification relating to the disposal of equity securitiesshares under an exemption allowed in a lock-up arrangement or any variation in lock-up agreements disclosed in accordance with the European Prospectus Regulation or any subsequent announcement	Without delayRegulatory Information Service: As soon as possible (Listing Rules 9.6.16 and no later than 7.30 am on the business day following the dealing9.6.17)
Changes to the rights ofattaching to any class of the Company's listed shares or to any of its listed equity securities which are convertible into equity shares	Without delayRegulatory Information Service: As soon as possible (Listing Rule 9.6.4 (2))
Dividends	Without delay after Board approval
Issues affecting conversion rights	Without delay
Temporary documentsNotification of title time extensiona decision to pay or withhold a dividend or other distribution on a listed equity	Without delayRegulatory Information Service: As soon as possible after the Board has approved the decision (Listing Rule 9.7.2 (2))
ISSUE OF SECURITIES	
AlterationsProposed changes to capital structure including debt securities	Without delayRegulatory Information Service: As soon as possible except where marketing or underwriting of new issue is in progress (Listing Rule 9.6.4 (1))
New issues - debt securities	Without delay
RedemptionDebt securities – new issue, guarantee or drawingsecurity related to a new	(iRegulatory Information Service: As soon as possible (Listing Rule 17.4.1 (1) Prior to any drawing 17.4.1 (ii) Without delay after any drawing or redemption5))

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issue, any change of guarantor or security, any change to the rights attaching to listed securities and any change of paying agent	
ResultsNotification of equity marketing for new applicantredemption of listed shares	Without delayRegulatory Information Service: As soon as possible (Listing Rule 9.6.4 (3))
Basis of allotment of open offers and offers for cash to the public	Without delayRegulatory Information Service: As soon as possible (Listing Rule 9.6.5)
New issue - results	Without delay or as soon as underwriting is determined or lapses
Rights issue - terms	Without delay
Rights not taken upResults of a new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities	Without delayRegulatory Information Service: As soon as possible (Listing Rule 9.6.4(6)) Where securities are subject to an underwriting agreement notification may be delayed for up to two business days until the obligation by the underwriter to take or procure others to take securities is finally determined or lapses (Listing Rule 9.6.6)
Rights issue -price, principal terms and results	Without delay or asRegulatory Information Service: As soon as underwriting is determined or lapsespossible (Listing Rules 9.5.5 (1) and 9.5.5 (2))
Warrants, options & convertibles – effectRights not taken up in a rights issue – details of further issuesthe sale including the date and price per share	Without delayRegulatory Information Service: As soon as possible (Listing Rule 9.5.5 (2))
THIRD PARTIESNotification of the effect, if any, of further issue of further securities on rights under options and warrants	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (5))
Substantial shareholders' notificationDebt securities – new issue, guarantee or security related to a new issue, any change of guarantor or security, any change to the rights attaching to listed securities and any change of paying agent	No later than the end of the business day following the receipt of information by the companyRegulatory Information Service: As soon as possible (Listing Rule 17.4.1 (1) to 17.4.1 (5))
Advisers' interest in new issueNotification of redemption of listed shares	Before dealings commenceRegulatory Information Service: As soon as possible (Listing Rule 9.6.4 (3))
TRANSACTIONS	
Class 3 (where all of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are less than 5%)	Without delay after the termsRegulatory Information Service: Where the consideration for the acquisition includes the issue of securities for which listing will be sought, as soon as possible after the terms of the class 3 transaction are agreed (Listing Rule 10.3.1 (1)) Regulatory Information Service: No later than the time of release of

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	details to the public if the listed company agrees the terms of a class 3 transaction not involving the listing of new securities and releases any details of it to the public (Listing Rule 10.3.2 (1))
Class 2 (where any of the percentage ratios of gross assets, profits, consideration or gross capital of the target relative to the Company is equal to or greater than 5% but each is less than 25%)	Without delayRegulatory Information Service: As soon as possible after the terms of the class 2 transaction are agreed (Listing Rule 10.4.1 (1))
Class 1 (where any of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are 25% or more)	Without delay after the terms are agreed and for approval by the UKLARegulatory Information Service: As soon as possible after the terms of the class 1 transaction are agreed (Listing Rule 10.5.1 (1)) and shareholder circular must be approved in advance by the FSA prior to publication (Listing Rule 13.2.1)
ReversePrior approval of reverse take-over —prior approval	Without delayRegulatory Information Service: As soon as possible after the terms of the reverse takeover transaction are agreed and for approval, and shareholder circular must be approved by the UKLAFSA prior to publication (Listing Rule 10.6.1)
MISCELLANEOUS NOTIFICATIONS	
Price sensitive announcementsNotifications of major interests in the share capital received by the Company in accordance with sections 198 to shareholder meetings208 and section 212 of the Companies Act 1985	Before or at the same time asRegulatory Information Service: As soon as possible and in any event by the announcement is issued at meetingend of the business day following the receipt of information by the Company (Listing Rules 9.6.7 and 9.6.8)
Notification of equivalent information (Dual listed andfor an overseas companies)company with a primary listing	At same timeRegulatory Information Service: As soon as to another market or stock exchangepossible whenever it becomes available (Listing Rule 9.6.10)
Board resolutions passed	Without delay
Board decisions	Without delay
Board changes (appointments, resignations, removals, final retirement and changes of function)	Regulatory Information Service: As soon as possible and no later than the end of the business day following the decision is madeor receipt of notice about the change by the company (Listing Rule 9.6.11)
Directors' details on appointmentin respect of a newly appointed director	Within 14Regulatory Information Service: as soon as possible following the decision to appoint the director and in any event within five business days of the appointment becoming effectivedecision (Listing Rule 9.6.13)
Changes in directors' details in respect of current directors	Regulatory Information Service: as soon as possible (Listing Rule 9.6.14)
Change of Company name	Regulatory Information Service and the FSA: As soon as possible

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	(Listing Rule 9.6.19)

GENERAL OBLIGATION OF DISCLOSURE
The Company must without delay notify the Company Announcements Office of the London Stock Exchange of:
major new developments that are not public knowledge and which may be price sensitive, without delay;
any change in the financial condition, performance or expectation of performance that is likely to be price sensitive, without delay;
impending or strategic developments or matters in the course of negotiation where there is reason to believe that a breach of confidence has or is likely to occur, without delay;
board decisions that require announcement, without delay and by no later than 7.30 a.m. on the next working day;
any speech or announcement made to a shareholders' meeting containing information which could be price sensitive, at the same time or before.

GENERAL OBLIGATION OF DISCLOSURE
The Company must notify a Regulatory Information Service (operated by the London Stock Exchange and by certain authorized providers) of any "inside information" which directly concerns the company unless delay is permitted under Disclosure Rule 2.5.1.[2]
(3) Disclosure must be made as soon as possible (Disclosure Rules 2.2.1 and 2.2.9)
(4) Information announced via an RIS must also be available on the company's internet site by the close of the business day following the day of the RIS announcement (Disclosure Rule 2.3.2)
Inside information is information of a precise nature which:
• is not generally available;
• relates, directly or indirectly, to one or more issuers of the qualifying investments or to one or more of the qualifying investments; and
• would, if generally available, be likely to have a significant effect on the price of the qualifying investments or on related investments

[2] Disclosure Rule 2.5.1 provides for the delaying of public disclosure of inside information where a company has a legitimate interest in doing so. The inside information must be kept confidential and its non-disclosure must not be likely to mislead the public. One such example is where negotiations are in course and the pattern of those negotiations would likely be affected by early public disclosure.